LAW OFFICE
                                    OF
                             STEWART A. MERKIN
                              ATTORNEY AT LAW
                          RIVERGATE PLAZA, SUITE 300
                             444 BRICKELL AVENUE
                             MIAMI, FLORIDA 33131
                              www.merkinlaw.net
                        e-mail: merkin@merkinlaw.net

Tel.: (305) 357-5556                               Fax: (305) 358-2490


May 23, 2005


Jeffrey P. Riedler, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0309
Washington, D.C.   20549

	Re:	Med Gen, Inc.
		Form SB-2 Registration Statement (the "Prospectus")
		File No. 333-122093

		Form 10-KSB for the fiscal year ended September 30, 2004 Form 10-QSB for the period ended December 31, 2004
		File No. 0-29171

Dear Mr. Riedler,

This office represents Med Gen, Inc.

This letter is in response to your letter dated April 22, 2005. The numbers in my responses correspond with the numbers in your letter. Please also note the modifications made to the registration statement because of the recent financing arrangements entered into by us.

1. Please refer to the modifications contained on the prospectus cover page and the section entitled "Historical Price Data of our Common Stock".

2. Please refer to the modification contained on the prospectus cover page.

3.  Please refer to the modifications contained in this risk factor.

4.  Please refer to the modifications contained in this risk factor.

5.  Please refer to the modifications contained in this risk factor.

6.  Please refer to the modification contained in this risk factor.

7.  Please refer to the modification contained in this risk factor.

8. On February 16, 2005, the Company entered into employment agreements with Messrs. Kravitz and Mitchell. Please refer to the modifications regarding these agreements contained in this risk factor,in the section entitled "Employment Agreements" on page 17.


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Copies of the employment agreements are attached as exhibits to the registration statement. (Alan, since we are going to attach these, clean them up for spacing etc. and change Delaware to Nevada.



9.   Please refer to the revised chart brought current through April
30, 2005.

10.  Please refer to the supporting documents attached to this letter.

11. Please refer to the modification contained in the section entitled "Internet Sales" on page 14.

12. There was no connection between the drop in our sales and the termination of the distribution agreement that was the subject of the litigation (total sales from the distribution agreement was only $19,000). The drop in our sales was due to the change in our marketing from television infomercials to sales through retail outlets.

13.  Please see the revised compensation table.

14. Please see the table for the option/stock appreciation rights granted in last fiscal year and the the Aggregated Option Exercise Table in the "Executive Compensation" section.

15. The only indebtedness to us by Mr. Kravitz is for 700,000 shares exercised at $.05 per share for a total of $35,000 and is noted in the Form 10QSB filed on May 9, 2005.

16. After certain of the options were exercised, because of the drop of the price of our stock, Our Board of Directors authorized the reduction of the exercise price at meetings on October 7, the 2003 for 10,270,000 shares and on March 9, 2005 for 2,000,000 shares.

17. All of the shares underlying the options granted to Mr. Kravitz were registered on Forms S-8 filed on April 22, 2002 and July 10,
2002.

18. The only indebtedness to us by Mr. Kravitz is for 700,000 shares exercised at $.05 per share for a total of $35,000 and is noted in the Form 10QSB filed on May 9, 2005.

19. January 15, 2005, was a Saturday and January 17, 2005 was Martin Luther King Day, a national holiday. Therefore, filing the registration statement on January 18 was in compliance with the agreement with the plaintiffs and did not require the issuance of any additional shares.

20. FIN 39, Paragraph 5 states that a right of setoff exists when all of the following conditions are met:

   a. Each of the parties owes the other determinable amounts
   b. The reporting party has the right to set off the amount owed with the amount owed by the other party
   c. The reporting party intends to set off
   d. The right of setoff is enforceable by law

It should be noted that we are not exercising a right of setoff. The customers, which consist of significant retailers, inform us that they have run or will run an advertising campaign and will obtain payment by reducing the amount payable to us on our receivable from the customer. In conjunction therewith, they reduce the payment to us by the charge for the advertising.

21.    Please see the revisions made to the financial statements.

22.    Please see the revisions made to the financial statements.

23. Our legal, rental and computer expenses for fiscal years 2002, 2003 and 2004 were as follows:

        2002                   2003               2004
     Legal Fees            $318,596.60       $ 63,790.42     $221,842.45
     Rent                   342,918.22        228,901.39      159,085.97
     Computer Exp.           30,613.51         15,026.59        9,245.93

Legal Fees: In 2002, most of our legal fees were the result of the Global Healthcare lawsuit and all of the related discovery costs. In 2003, our legal fees in connection with the lawsuit dropped significantly because the case was on the calendar awaiting trial. In 2004, we retained new attorneys and an expert witness for the case which contributed to the increased legal fees. So far, our legal fees for 2005 are approximately $67,000 for legal fees in connection with the filing of this SB-2 and raising capital.

Rent Expenses: In 2002 and 2003, we had several warehouses with long term leases which we renegotiated which resulted in lower rental expenses. At the beginning of 2004, we moved our headquarters to a smaller office which resulted lower rental expenses.

Computer Expenses: In 2002, most of our computer expenses were for upgrading our system to handle EDI data from our vendors which has resulted in lower overall computer costs.


Very truly yours,


/S/Stewart A. Merkin
------------------------
SAM:ecq

cc: Med Gen, Inc.



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